Exhibit 99.3

PRESS RELEASE

Greenfire Resources Announces Q3 2024 Results and Operational Update

CALGARY, ALBERTA – November 14, 2024 – Greenfire Resources Ltd. (NYSE: GFR, TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to announce its operating and financial results for the quarter ended September 30, 2024 (“Q3 2024”). The unaudited condensed interim consolidated financial statements and notes for the three and nine months ended September 30, 2024 and 2023, as well as the related Management’s Discussion and Analysis (“MD&A”), will be available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml and on Greenfire’s website at www.greenfireres.com.

A conference call to discuss the Q3 2024 results has been scheduled for Friday, November 15, 2024, at 7:00 A.M. Mountain Time (9:00 A.M. Eastern Time). Access details for the conference call are provided below.

“We delivered strong results in the third quarter of 2024, with consolidated production increasing 30% year-over-year. This growth reflects the success of our drilling campaign that began in August 2023 and the safe completion of maintenance activities at the Expansion Asset. We anticipate annual production for 2024 will average approximately 19,500 bbls/d, slightly below our guidance range for the year as additional regulatory delays and longer than anticipated steam circulation was required to commence first production for new Refill wells at the Demo Asset. These three extended reach Refill wells are now operational at the Demo Asset and driving production growth to date for November, which we anticipate will continue in December and beyond,” said Robert Logan, President and Chief Executive Officer of Greenfire.

“While we are pleased with our operational performance, the Board and management team remain committed to exploring all options to further enhance shareholder value,” Mr. Logan added.

In July 2024, the Board initiated a strategic review process to explore options for maximizing shareholder value. As part of this process, the Company engaged TD Securities as a financial advisor to assist in evaluating a potential corporate sale and other strategic alternatives. Subsequently, the Special Committee of independent directors overseeing the process retained TPH&Co, the energy business of Perella Weinberg Partners, to support the evaluation of potential transactions and strategic options.

The strategic review process is ongoing. The Company does not intend to provide further updates on the strategic review process unless the Board approves a specific transaction or otherwise determines that disclosure is necessary or appropriate. In the meantime, the Board and management team remain committed to exploring all options to deliver the best possible outcome for shareholders.

The Company acknowledges that on November 11, 2024, Waterous Energy Fund Management announced the completion of its acquisition of approximately 43.3% of Greenfire’s outstanding shares, from Allard Services Limited (a corporation controlled by Julian McIntyre, the former Chair and a director of the Company), Annapurna Limited (a corporation controlled by Venkat Siva, a former director of the Company), and Modro Holdings LLC.

All dollar amounts reported in this press release are in Canadian dollars unless otherwise noted.

The Company holds a 75% working interest in the Hangingstone Expansion Facility (the "Expansion Asset") and a 100% working interest in the Hangingstone Demonstration Facility (the “Demo Asset” and, together with the Expansion Asset, the "Hangingstone Facilities"). Unless indicated otherwise, production volumes and per unit statistics are presented throughout this press release on a "gross" basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company's gross working interest basis before deduction of royalties.

Q3 2024 Highlights

●	Delivered consolidated production of 19,125 barrels per day (“bbls/d”) in Q3 2024, an increase of 30% from 14,670 bbls/d in Q3 2023, following the initiation of Greenfire’s ongoing drilling campaign in August 2023.

o	Consolidated production in Q3 2024 was relatively flat compared to Q2 2024 as incremental production following the resolution of the previously disclosed failure of five third-party downhole temperature sensors was offset by annual planned maintenance at the Expansion Asset, which was safely completed.

o	November 2024 consolidated production is estimated to average 21,275 bbls/d as recently operational redevelopment infill (“Refill”) wells increase production contributions.

●	Oil sales of $193.6 million and an operating netback(1) of $57.8 million ($34.00/bbl).

●	Generated adjusted EBITDA(1) of $53.4 million ($31.39/bbl) and net income of $58.9 million.

●	Capital expenditures totaled $21.2 million during the third quarter of 2024, and $78.6 million for the year-to-date.

●	Cash used in operating activities was $17.9 million, adjusted funds flow(1) was $44.1 million, and adjusted free cash flow(1) of $22.9 million.

o	Cash used in operating activities included the impact of $61.0 million of changes to non-cash working capital, due to the accelerated collection of oil sales in June 2024 ahead of the July 2024 senior note redemption.

o	Realized losses on commodity risk management contracts were $6.1 million in Q3 2024.

●	In July 2024, Greenfire redeemed $84.3 million (US$61.0 million) of its 2028 Notes (as defined below), representing a redemption of approximately 20% of the previously outstanding principle of US$300 million, leaving $322.6 million (US$239 million) currently outstanding. The next scheduled redemption is expected in Q1 2025.

●	The Company exited the third quarter of 2024 with available liquidity of $87.7 million, consisting of $37.7 million of cash and cash equivalents and $50.0 million of available credit under its reserve-based credit facility (“Senior Credit Facility”).

●	Given the Company’s discounted valuation relative to pure play oil sands peers, Greenfire’s Board initiated a strategic review process in July 2024 to explore potential strategic alternatives to maximize shareholder value.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS") and may not be comparable with the calculation of similar measures presented by other entities. Refer to the discussion under the heading “Non-GAAP and Other Financial Measures” in this press release for further information.

Financial & Operational Highlights

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Bitumen production – Expansion asset (bbls/d)	16,126	11,052	16,436	13,745
Bitumen production – Demo asset (bbls/d)	2,999	3,618	2,826	3,997
Bitumen production – Consolidated (bbls/d)	19,125	14,670	19,262	17,742

WTI (US$/bbl)	75.09	82.26	77.54	77.39
WCS differential to WTI (US$/bbl)	(13.55)	(12.91)	(15.49)	(17.64)
WCS (US$/bbl)	61.54	69.35	62.05	59.75
Edmonton Condensate (C5+)($/bbl)	71.38	78.00	73.96	76.80
AECO 5A ($/GJ)	0.65	2.46	1.38	2.61

Oil sales	193,643	160,967	614,077	514,240
Oil sales ($/bbl)	83.01	89.86	82.56	74.86
Operating netback(1)	57,833	50,253	165,354	105,352
Operating netback ($/bbl)(1)	34.00	38.08	31.66	21.65

Cash provided by (used in) operating activities	(17,875)	41,873	84,352	61,017
Adjusted funds flow(1)	44,104	36,173	118,900	62,688
Cash used by investing activities	(16,741)	(13,299)	(70,314)	(30,885)
Capital expenditures	21,175	9,587	78,633	14,015
Adjusted free cash flow(1)	22,929	26,586	40,267	48,673

Net income (loss) and comprehensive income (loss)	58,916	(138,689)	42,849	(131,014)
Per share - basic	0.85	(2.72)	0.62	(2.64)
Per share - diluted	0.82	(2.72)	0.60	(2.64)
Adjusted EBITDA(1)	53,388	46,434	151,157	93,882

Weighted average common shares outstanding - basic	69,334,328	51,056,330	69,060,811	49,634,415
Weighted average common shares outstanding - diluted	72,238,143	51,056,330	71,560,034	49,634,415

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP and Other Financial Measures” in this press release for further information.

Liquidity and Balance Sheet

As at ($ thousands)	Three months ended September 30, 2024	Year ended December 31, 2023
Cash and cash equivalents	37,709	109,525
Available credit facilities (1)	50,000	50,000
Face value of long-term debt (2)	322,584	396,780

(1)	As at September 30, 2024 the Company had $50.0 million (December 31, 2023 - $50.0 million) of available credit under the Senior Credit Facility, of which $nil was drawn as of September 30, 2024 (December 31, 2023 – $nil).

(2)	As at September 30, 2024, the 2028 Notes had a face value of US$239.0 million (December 31, 2023 – US$300.0 million) and were converted into Canadian dollars as at period end exchange rates.

Operational Update

●	Consolidated production in Q3 2024 averaged 19,125 bbls/d, compared to 18,993 bbls/d in Q2 2024. For November 2024, the Company estimates that consolidated production will average approximately 21,275 bbls/d, which is anticipated to continue improving in December 2024 as recently operational Refill wells at the Demo Asset increase production.

●	Greenfire remains on track to issue an updated independent reserves evaluation in the second half of November 2024.

Hangingstone Facilities: Bitumen Production Estimates:

(bbls/d)	Q1 2024	Q2 2024	Q3 2024		Oct 2024		Nov 2024 Estimate
Expansion Asset (100% Working Interest Basis)	23,148	21,099	21,501	*	22,431		22,500
Expansion Asset (75% Working Interest Basis)	17,361	15,824	16,126	*	16,823		16,875
Demo Asset	2,306	3,169	2,999		1,442	*	4,400
Consolidated	19,667	18,993	19,125		18,265		21,275

*	Production impacted by annual planned maintenance

Expansion Asset (75% Working Interest, Operator)

●	Production at the Expansion Asset was 16,126 bbls/d in Q3 2024, compared to 15,824 bbls/d in Q2 2024. The increase in production was largely due to the resolution of the previously disclosed failure of five third-party downhole temperature sensors, including the commencement of production from two recently redrilled Refill wells. Higher production from these wells was largely offset by annual planned maintenance at the Expansion Asset, which was safely completed, as well as an unplanned outage of a steam generator that concluded in the quarter.

●	The Company achieved targeted reservoir pressure at the Expansion Asset in Q3 2024 following sustained rates of non-condensable gas (“NCG”) co-injection, which is anticipated to support higher production rates.

●	Production at the Expansion Asset was 16,823 bbls/d for October and is estimated to be approximately 16,875 bbls/d for November 2024, which reflects contributions from two recently redrilled Refill wells. The Company plans to drill an additional Refill well in Q4 2024.

Demo Asset (100% Working Interest, Operator)

●	Production at the Demo Asset was 2,999 bbls/d in Q3 2024, compared to 3,169 bbls/d in Q2 2024. Production was lower as volumes from three extended reach Refill wells were deferred to Q4 2024 as steam availability was limited by water handling restrictions until the second disposal well was operational.

●	During Q3 2024, the Company received regulatory approval to operate two disposal wells at the Demo Asset. The first disposal well, which was previously shut-in in October 2023, has resumed operations, and the second disposal well commenced operations in Q4 2024 following the annual planned maintenance.

●	Production at the Demo Asset was 1,442 bbls/d in October 2024, which was impacted by annual planned maintenance that was safely completed. The Company estimates that production for November 2024 will be approximately 4,400 bbls/d with further improvements expected in December 2024 and beyond, which reflects initial contributions from Refill wells that began production in Q4 2024 as well as improved water handling capabilities with both disposal wells operational.

2024 Outlook and Continued Focus on Debt Repayment

●	Greenfire expects that annual average production for 2024 will be approximately 19,500 bbls/d, slightly below the guidance range of 20,000 to 21,000 bbls/d as part of the Updated 2024 Outlook that was released in August 2024. Lower annual production for 2024 reflects additional deferred growth from three Refill wells at the Demo Asset, which are now operational, and an unplanned outage of a steam generator at the Expansion Asset.

●	The Company plans to accelerate the drilling of an additional Refill well at the Expansion Asset in December 2024, resulting in an increase to annual capital expenditure guidance to $90 - $100 million relative to the previous range of $80 - $90 million.

●	Greenfire remains committed to prioritizing debt repayment and intends to reduce debt in the near-term using 75% of excess cash flow(1) to semi-annually redeem a portion of the 2028 Notes until consolidated indebtedness(1) is less than US$150 million.

Greenfire’s Strategy for Shareholder Value Creation and Future Growth Plans

●	Greenfire has a large, long-life and relatively low decline Tier-1 oil sands resource base, with two producing and adjacent SAGD assets at the Hangingstone Facilities and expandable pipeline infrastructure in place for diluted bitumen and diluent at the Expansion Asset. At the Hangingstone Facilities, the Company’s structural cost advantages from its Tier-1 SAGD reservoir and relatively modest capital expenditure profile, given significant underutilized capacity in place, is anticipated to support approximately 33,800 bbls/d (42,500 bbls/d, 100% working interest) of production capacity and meaningful potential free cash flow generation.

●	Subsequent to Q3 2024, the Company announced its Future Growth Plans at the Hangingstone Facilities (press release and presentation), including projects to expand production capacity by 74% to approximately 59,000 bbd/d (75,000 bbls/d, 100% working interest), which remain under development and subject to board approval and funding commitments. These projects include a brownfield expansion and the relocation of an existing SAGD facility at the Expansion Asset as well as the reactivation of an existing facility at the Demo Asset. The Company’s Future Growth Plans are expected to allow for further cost structure improvements and increased free cash flow generation potential, which combined with relatively low sustaining capital requirements, can support significant long-term shareholder return programs.

●	Greenfire is positioned to support heightened free cash flow generation, particularly in a higher commodity price environment, given the Company’s $1.8 billion of corporate tax pools, lower pre-payout royalty rates at the Expansion Asset associated with sizable unrecovered royalty balances and no gross overriding royalty obligations at the Hangingstone Facilities. The Company’s production is 100% weighted to crude oil benchmarks that are linked to WCS differentials. Greenfire expects to continue to benefit from improving market dynamics for Canadian heavy oil following the completion of the Trans Mountain Expansion Project in May 2024, which added an incremental 590,000 bbls/d of pipeline egress to tidewater for Western Canada.

(1)	As defined in the indenture governing the Company’s 2028 Notes.

Conference Call Details

Greenfire plans to host a conference call on Friday, November 15, 2024 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time), during which members of the Company’s executive team will discuss its Q3 2024 results as well as host a question-and-answer session with investors.

●	Date: Friday, November 15, 2024

●	Time: 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time)

●	Webcast Link: https://www.gowebcasting.com/13631

●	Dial In: 1-844-763-8274 or 1-647-484-8814

o	North America: 1-844-763-8274

o	International: +1-647-484-8814

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership. Greenfire's common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Non-GAAP and Other Financial Measures

Certain financial measures in this news release including Adjusted EBITDA (in total, and per bbl), Operating Netback (in total, and per bbl), Adjusted Funds Flow and Adjusted Free Cash Flow, are non-GAAP financial measures or ratios, collectively, “Non-GAAP measures”, represent supplementary financial measures or ratios and capital management measures. These measures are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-GAAP and other financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

For further details of these non-GAAP financial measures or ratios, please refer to the Corporation's MD&A for the three and nine months ended September 30, 2024, which is available on the Corporation's website at www.greenfireres.com and is also available on the EDGAR and SEDAR+ websites.

Non-GAAP Financial Measures

Adjusted EBITDA (including per barrel ($/bbl))

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing, income taxes, depletion, depreciation and amortization, transaction costs, refinancing costs and is adjusted for certain non-cash items, or other items that are considered non-recurring in nature or outside of normal business operations. When adjusted EBITDA is expressed on a per barrel basis it is a non-GAAP ratio. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total bitumen sales volume in a specified period. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS.

The following table is a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA.

Net income (loss) and comprehensive income (loss) and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2024	2023	2024	2023
Net income (loss)	58,916	(138,689)	42,849	(131,014)
Add (deduct):
Income tax recovery	-	(5,976)	-	(6,494)
Unrealized loss (gain) risk management contracts	(36,012)	7,605	(10,114)	(8,552)
Stock-based compensation	2,365	9,157	5,785	9,808
Financing and interest	15,389	73,130	48,604	93,844
Depletion and depreciation	17,090	13,746	52,246	51,781
Transaction costs	-	4,083	-	8,324
Listing expense	-	110,704	-	110,704
Non-recurring transactions	1,000	-	1,000	-
Loss (gain) on revaluation of warrants	(389)	(32,277)	6,673	(32,277)
Foreign exchange loss (gain)	(4,291)	5,877	7,496	(650)
Other income	(680)	(926)	(3,382)	(1,592)
Adjusted EBITDA	53,388	46,434	151,157	93,882

Net income (loss) ($/bbl)	34.64	(105.07)	8.20	(26.94)
Add (deduct):
Income tax recovery ($/bbl)	-	(4.53)	-	(1.34)
Unrealized loss (gain) loss risk management contracts ($/bbl)	(21.18)	5.76	(1.94)	(1.76)
Stock based compensation ($/bbl)	1.39	6.94	1.11	2.02
Financing and interest ($/bbl)	9.05	55.40	9.31	19.30
Depletion and depreciation ($/bbl)	10.05	10.41	10.00	10.65
Transaction costs ($/bbl)	-	3.09	-	1.71
Listing expense ($/bbl)	-	83.87	-	22.77
Non-recurring transactions ($/bbl)	0.59	-	0.19	-
Loss (gain) on revaluation of warrants ($/bbl)	(0.23)	(24.45)	1.28	(6.64)
Foreign exchange loss (gain) ($/bbl)	(2.52)	4.45	1.44	(0.13)
Other income ($/bbl)	(0.40)	(0.70)	(0.65)	(0.33)
Adjusted EBITDA ($/bbl)	31.39	35.17	28.94	19.31

Operating Netback (including per barrel ($/bbl))

Oil sales is the most directly comparable GAAP measure for operating netback and operating netback, excluding realized (gain) loss risk management contracts which are non-GAAP measures. These measures are not intended to represent oil sales, net earnings or other measures of financial performance calculated in accordance with IFRS. Operating netback, excluding realized gain (loss) risk management contracts is comprised of oil sales, less diluent expense, royalties, operating expense, transportation and marketing expense, but before realized gain (loss) risk management contracts, while operating netback is further adjusted for realized gain (loss) risk management contracts, as appropriate. Operating netback ($/bbl) is calculated by dividing operating netback by the Company’s total bitumen sales volume in a specified period. When Operating netback is expressed on a per barrel basis it is a non-GAAP ratio. Operating netback and operating netback, excluding realized gain (loss) risk management contracts are financial measures widely used in the oil and gas industry as supplemental measures of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses.

The following table is a reconciliation of oil sales to operating netback.

Operating Netback

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Oil sales	193,643	160,967	614,077	514,240
Diluent expense	(67,889)	(52,089)	(244,116)	(227,972)
Transportation and marketing	(12,481)	(12,796)	(38,993)	(42,396)
Royalties	(8,698)	(7,387)	(24,932)	(17,682)
Operating expenses	(40,655)	(38,442)	(112,000)	(113,881)
Operating netback, excluding realized loss on risk management contracts	63,920	50,253	194,036	112,309
Realized loss on risk management contracts	(6,087)	-	(28,682)	(6,957)
Operating netback	57,833	50,253	165,354	105,352

Oil sales ($/bbl)	83.01	89.86	82.56	74.86
Diluent expense ($/bbl)	(9.08)	(7.37)	(11.73)	(15.99)
Transportation and marketing ($/bbl)	(7.34)	(9.69)	(7.47)	(8.72)
Royalties ($/bbl)	(5.11)	(5.60)	(4.77)	(3.64)
Operating expenses ($/bbl)	(23.90)	(29.12)	(21.44)	(23.42)
Operating netback, excluding realized loss on risk management contracts ($/bbl)	37.58	38.08	37.15	23.09
Realized loss on risk management contracts ($/bbl)	(3.58)	-	(5.49)	(1.44)
Operating netback ($/bbl)	34.00	38.08	31.66	21.65

Adjusted Funds Flow and Adjusted Free Cash Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided by operating activities calculated in accordance with IFRS.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and transactions considered non-recurring in nature or outside of normal business operations.

Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that is available to manage debt levels and return capital to shareholders. By removing the impact of current period property, plant and equipment expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs, transactions considered non-recurring in nature or outside of normal business operations, and property, plant and equipment expenditures.

The following table is a reconciliation of cash provided by operating activities to adjusted funds flow and adjusted free cashflow.

Adjusted Funds Flow and Adjusted Free Cash Flow

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2024	2023	2024	2023
Cash provided by (used in) operating activities	(17,875)	41,873	84,352	61,017
Transaction costs	-	4,083	-	8,324
Non-recurring transactions(1)	1,000	-	1,000	-
Changes in non-cash working capital	60,979	(9,783)	33,548	(6,653)
Adjusted funds flow	44,104	36,173	118,900	62,688
Property, plant and equipment expenditures	(21,175)	(9,587)	(74,919)	(14,015)
Acquisitions	-	-	(3,714)	-
Adjusted free cash flow	22,929	26,586	40,267	48,673

(1)	Non-recurring transactions relate to the adoption of a limited purposes shareholder rights plan and the evaluation of strategic alternatives. See Shareholder Rights Plan section of this press release for additional information.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of the applicable United States federal securities laws and applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this press release. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, strategy, plans and future actions of the Company; anticipated annual production for 2024; the impacts of regulatory delays and longer than anticipated steam circulation to commence first production for the new Refill wills on annual production; that production growth on the new extended reach Refill wells will continue in December; the estimated average of November 2024 consolidated production of 21,275 bbls/d; that average consolidated production will continue to improve in December 2024; the impact of recently operational Refill wells at the Demo Asset on production contributions; bitumen production estimates at the Hangingstone Facilities; that Greenfire is pursuing capital-efficient and lower-risk growth through the optimization of existing production, facilities and reserves to maximize free cash flow generation; Greenfire’s plans to evaluate and consider additional potential prospects for further production growth, including external acquisitions; Greenfire's belief that the Company's Tier-1 assets represent a structural cost advantage for Greenfire; estimated production impacts from the failure of third party downhole temperature sensors and the Company’s plans to replace those sensors; the Company’s expectation that average productivity of Refill wells with replaced downhole temperature sensor will increase to align with the current average productivity of the remaining five Refill wells where temperature sensors have not failed; the anticipated support of higher production rates due to sustained rates of NCG co-injection; the Company's plans to drill an additional Refill well in Q4 2024; the expected timing of receipt of regulatory approval for the second disposal well at the Demo Asset; estimates for production at the Demo Asset for November 2024 and the expectations of further improvements in December; expectations for improved water handling and operational flexibility provided by the second disposal well at the Demo Asset becoming operational; Greenfire's expectations that three extended reach Refill wells will begin production shortly after scheduled maintenance; Greenfire's Updated 2024 Outlook, including expectations on annual average production, anticipated production capacity and the amount of capital expenditures at the Hangingstone Facilities; the expected impacts of an unplanned outage on a steam generator at the Expansion Asset; the Company's plans to accelerate the drilling of an additional Refill well at the Expansion Asset in December 2024; Greenfire's intention to continue to prioritize debt repayment and to reduce debt in the near-term using 75% of ECF; Greenfire's expected benefits from the completion of the Trans Mountain Expansion Project (TMX) and improving market dynamics for Canadian heavy oil; Greenfire's intention to release an updated independent reserves report in the fourth quarter of 2024, and that it is expected to incorporate the performance of Greenfire's 2024 operational initiatives and an updated development plan; the Future Growth Plans at the Hangingstone Facilities, including projects to expand production capacity by 74% and expectations of board approval and funding commitments related thereto; expectations of initiatives and projects including a brownfield expansion and relocation of an existing SAGD facility at the Expansion Asset and the reactivation of an existing facility at the Demo Asset and their ability to allow for further cost structure improvements and increased free cash flow generation production; expectations of low sustaining capital requirements; expectations on initiatives and low sustaining capital requirements to support significant long-term shareholder return programs; Greenfire's view that the Company is positively positioned with $1.8 billion of corporate tax pools, lower pre-payout royalty rates at the Expansion Asset owing to sizable unrecovered royalty balances and no gross overriding royalty obligations at the Hangingstone Facilities, and the expectation that these attributes will support heighted free cash flow generation potential, particularly at higher commodity prices; future assessment of royalties at the Demo Asset; Greenfire's expectations of a redemption of the 2028 Notes in Q1 2025; and statements relating to the business and future activities of the Company after the date of this press release.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; expectations that current trends and impacts may continue; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; assumptions underlying Greenfire's available corporate tax pools and applicable royalty rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; and the adequacy of financial resources. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation: a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to: lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements, debottlenecking and brownfield expansions; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; equipment failures that result in a failure to achieve expected benefits of capital expenditure programs or result in reduced production or increased costs; supply chain disruption and risks of increases costs relating to inflation; the uncertainty of reserve estimates and estimates and projects relating to production, costs and expenses; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to replace significant portions of existing wells, referred to as “workovers”, or the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the potential for the completion of TMX to not result in improved pricing as expected; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, droughts, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on Greenfire’s properties; operational and financial risks associated with wildfires in Alberta; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing; the impact of global wars and conflicts on global stability including the impacts of the Russia-Ukraine war and the Israel-Hamas-Hezbollah-Iran conflict, commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation and Government of Alberta production curtailments, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general negative sentiment towards the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; risks related to the Company’s indebtedness, including the risk that Greenfire's repayment of such indebtedness will not materialize as contemplated herein; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; risks associated with acquisitions; and general economic, market and business conditions in Canada, the United States and globally.

The lists of risk factors set out in this press release or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this press release generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

You should carefully consider all of the risks and uncertainties described in the "Risk Factors" section of the Company's annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission.

Financial Information

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X promulgated under the United States Securities Act of 1933. While Greenfire's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), the financial information and data contained in this press release have not been prepared in accordance with IFRS. Greenfire believes the measures that are not defined under IFRS and are considered to be non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to Greenfire's financial condition and results of operations. Greenfire believes that the use of these non-GAAP financial measures provide an additional tool for investors to use in evaluating projected operating results and trends relating to Greenfire's financial condition and results of operations. These non-GAAP measures may not be indicative of Greenfire's historical operating results, nor are such measures meant to be predictive of future results. These measures may not be comparable to measures under the same or similar names used by other similar companies. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Initial Production Rates

References in this press release to initial production rates, other short-term production rates or initial performance measures relating to new wells are useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. Accordingly, the Company cautions that short-term initial results should be considered to be preliminary.

Oil and Gas Terms

This press release uses the term Tier-1 SAGD reservoir to describe the bitumen reservoirs that Greenfire has an interest in. The term Tier-1 SAGD reservoir refers to SAGD reservoirs that have no top gas, bottom water, or lean zones, commonly referred to as "thief zones". Thief zones provide an unwanted outlet for steam and reservoir pressure. Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures. Tier-1 wells flow to surface with natural lift; not requiring downhole pumps or gas lift.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com